Mail Stop 3561

October 15, 2007

Ernest A. Bates, M.D.
Chief Executive Officer
American Shared Hospital Services
Four Embarcadero Center, Suite 3700
San Francisco, CA 94111-4107

      Re: **American Shared Hospital Services**
              Form 10-K/A for the Fiscal Year Ended December 31, 2006
              Filed July 19, 2007
              File No. 001-08789

Dear Dr. Bates:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Other 1934 Act Filings

1.   We note your response to prior comment five of our letter dated June 21, 2007. We note that the financial statements were revised but no Item 4.02 8-K was filed. Since the revised presentation of the capital lease transactions appears to have materially affected cash flows from investing and financing activities, please tell us how you evaluated the requirements of Item 4.02 of Form 8-K.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies